McCormick Capital Management, Inc.



June 30, 2009					[GRPHIC OMITTED]

A Good First Half of 2009

Dear Shareholders,

In a few days you will receive your second quarter, June 30th statements. Unlike the past several quarterly statements, which you did not want to open, I believe you will be encouraged to see the rebound in the market and our Elite Growth & Income Fund.

For the first six months of 2009, the Elite Growth & Income Fund is up 39.5%. This compares favorably with the S&P 500 which is up 3.7%. This significantly superior performance has been the result of a rebound in many of the same investments that hurt us in 2008. Looking forward to the second half of 2009, we believe these same issues still have more appreciation potential.

Our Fund has recently demonstrated higher than average day to day volatility. This is a result of the Fund becoming less diversified due to significant appreciation in a relatively few number of investments. We have taken steps to mitigate the volatility without sacrificing appreciation potential.
However, the point we would like to make for those of you that are watching the Fund price on a daily basis, is that we are advancing more than the averages on up days and declining more than the averages on down days. Over longer periods of time these exaggerated moves even out, but over shorter periods of time they increase the risk of our Fund.

Interest Rates/ Income Fund

The stock market gets all of the press but when you look at the "numbers", the bond market is quietly grinding out better returns than the much ballyhooed stock market recovery. The Lipper Intermediate Bond Index is up 6.0%, the S&P 500 stock index up 3.7% and our Elite Income Fund is up 7.9%. The bond market continues to benefit from improvements in the corporate bond sector, as spreads between corporate and Government bonds continue to shrink.





Happy Fourth of July!				NAV Value as of 05/22/09:

/s/ Dick McCormick				Elite Income Fund - $9.79
						Growth & Income Fund - $12.44
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5683  o  TOLL FREE:  (800) 423-1068  o  EMAIL:  MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM

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